February 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jenn Do and Jeanne Baker

Re:                             Comment Letter Dated February 12, 2020

Hutchison China MediTech Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2018

Form 6-K filed July 30, 2019 for the Month of July 2019

File No. 001-37710

Dear Ms. Do and Ms. Baker:

On behalf of Hutchison China MediTech Ltd., a Cayman Islands company (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated February 12, 2020 (the “Comment Letter”) relating to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2018, filed with the Commission on March 11, 2019 (the “Form 20-F”), and the Company’s Form 6-K filed on July 30, 2019 (the “Form 6-K”).

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in this letter and the corresponding responses of the Company are shown below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2018

Note 23. Segment Reporting, page F-51

1.              Your response to prior comment 2 indicates that you will revise your disclosure on segment reporting to clarify that the performance of your reportable segments is assessed based on operating (loss) profit. We have the following additional comments:

•                  We note that operating (loss) profit as presented in your segment footnote differs from your loss from operations as presented in your consolidated statement of operations. Please rename this measure to prevent confusion to shareholders; and

•                  Please confirm that you will no longer include Adjusted (LBIT)/EBIT in your segment tabular presentation. In this regard, we note that this is a non-GAAP measure and pursuant to Rule 10(e)(1)(ii)(c) of Regulation S-K, it is not appropriate to include non-GAAP measures in notes to the financial statements.

RESPONSE:

In response to the Staff’s first comment, the Company notes that the line item “loss from operations” in the Company’s consolidated statement of operations is a subtotal of “total revenues” and “total operating expenses” which is provided for convenience.  In future filings, to avoid any confusion with segment operating (loss)/profit as presented in the Company’s segment footnote, the Company will remove the label of this subtotal line in its consolidated statement of operations and will clearly label its segment performance measure as “segment operating (loss)/profit.”

In response to the Staff’s second comment, the Company confirms that it will no longer include Adjusted (LBIT)/EBIT in its segment tabular presentation.

Form 6-K filed July 30, 2019 for the Month of July 2019

Exhibit 99.1

Use of Non-GAAP Financial Measures and Reconciliations, page 27

2.              We note your response to prior comment 3 and have the following additional comments regarding your newly named non-GAAP measure, adjusted Innovation Platform segment operating loss:

•                  Please more fully explain the nature of the revenues that are reported in this segment. Please also clarify why management believes the exclusion of fees paid by your collaboration partners for the performance of certain research and development services provides useful information to investors about your ongoing total investment associated with the resources allocated to progressing your R&D pipeline. Specifically, address whether the research and development expenses recognized related to fees paid by your collaboration partners would have been incurred without such funding; and

•                  Tell us more about your relationship with Nutrition Science Partners. Explain the nature of the service fees charged by a subsidiary of Chi-Med to Nutrition Science Partners and how these fees are reflected in your segment operating loss measure. In this regard, we note that these service fees represent a significant portion of Nutrition Science Partners’ Loss.

RESPONSE:

In disclosing adjusted Innovation Platform segment operating loss, management desires to facilitate shareholders’ understanding of the Company’s normal, recurring research and development expenses and the full scope of its liquidity and funding requirements.  Unlike contract research organizations which provide research and development services outsourced by their partners on a contract basis, the Company operates its own research and development platform with drug discovery, development, manufacturing and regulatory functions.  The Company has partnered with other drug companies to share the research and development costs with respect to certain of its drug candidates.  The Company relies on other sources of funding for the remainder of its research and development expenses.  These sources include cash flows generated and dividend payments from the Company’s Commercial Platform, equity financing and bank borrowings, as noted in Item 5.B. “Liquidity and Capital Resources” of the Company’s Form 20-F.  Without the funding received from our collaboration partners, the Company would have continued to incur research and development expenses by relying on these other sources of funding.

As a result, management believes that, by excluding payments received from collaboration partners, shareholders will have better visibility of the Company’s aggregate investment in its research and development activities, without netting out one of several sources of funding for such activities, and thereby better understand the aggregate investment in research and development made by the Company each year and the trends associated with such investment.  For example, as noted on page 3 of the Form 6-K, the Company has been incurring increasing research and development expenses as a result of, among other things, the ongoing clinical development of eight clinical drug candidates, ramp-up of small molecule manufacturing operations and expansion of clinical and regulatory operations outside of China (this trend is also noted in the Form 20-F, for example, page 159: “We expect that our research and development expenses will significantly increase in future periods in line with the advance and expansion of the development of our drug candidates.”).  By presenting adjusted Innovation Platform segment operating loss, excluding payments from collaboration partners, the Company is able to clearly show this overall trend without reference to how the Company paid for those expenses.

It is also important to note that the payments from the Company’s collaboration partners, which represent most of the revenue in this segment, encompass both fees paid for research and development costs for drug candidates developed in collaboration with them as well as upfront payments upon our entry into these collaboration arrangements and upon the achievement of certain development milestones for the relevant drug candidate.  Accordingly, the amount of such payments in any given period does not necessarily correlate with the amount of research and development expenses incurred by the Company in such period.  For this reason, the Company respectfully submits that if payments from collaboration partners are included in adjusted Innovation Platform segment operating loss, such non-GAAP measure would not necessarily provide an accurate presentation of the Company’s actual level of research and development activities in the relevant period.

With respect to the Staff’s second comment, Nutrition Science Partners was a joint venture we formed with Nestlé Health Science S.A. (“Nestlé Health Science”) in 2012 aiming to develop, manufacture and commercialize HMPL-004/HM004-6599 for ulcerative colitis and Crohn’s disease and to identify, develop, manufacture and commercialize other products in gastrointestinal indications.

Prior to the formation of Nutrition Science Partners, HMPL-004/HM004-6599 was a drug candidate discovered and being developed by the Company through its own scientific teams and clinical development resources.  The joint venture was subsequently established with the aim to further develop this drug candidate as well as to potentially discover new drug candidates.  As the joint venture itself did not have its own research and development resources, it engaged the Company through a fee-for-service arrangement to manage these projects.  This helped to reduce the fixed costs of the research and development resources of the Company (as such activities were partially funded by Nestlé Health Science, the Company’s joint venture partner) and effectively represents another source of funding for its R&D operations.  The Company would have incurred such costs on its own, however, even if the arrangement with the joint venture had not been established.  The service fees charged by the Company were reflected as revenue in the segment operating (loss)/profit measure.

In 2018, the Company and Nestlé Health Science reviewed the status of the HMPL-004/HM004-6599 program and the other drug candidates in development by Nutrition Science Partners.  After due consideration of the timeline and further investments required to complete clinical trials and reach the commercialization stage for these drug candidates, the Company and Nestlé Health Science decided to temporarily suspend the research and development activities and look for a suitable buyer or new partner.  In light of this, Nutrition Science Partners recorded a full impairment provision of its US$30.0 million intangible asset in the year ended December 31, 2018 as there was no certainty of an available market or that a suitable buyer or new partner could have been readily identified.  As a result, Nutrition Science Partners’ loss in 2018 mainly consisted of the one-time impairment charge of US$30.0 million and service fees charged by the Company of US$7.0 million, the Company’s share of which was included in equity in losses of an equity investee.

In December 2019, the Company acquired Nestlé Health Science’s 50% shareholding in Nutrition Science Partners for approximately US$8.1 million, representing the joint venture’s cash balance at that time.  Nutrition Science Partners currently has no operating activity.

*      *      *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me by phone at (852) 2121-3809 or by facsimile at (852) 2128-8281, or you may contact our outside legal counsel, Paul W. Boltz, Gibson, Dunn & Crutcher, at (852) 2214-3723.

Very truly yours,

/s/ Johnny Cheng

Johnny Cheng

Chief Financial Officer

(Principal Financial Officer)

cc:                                Christian Hogg, Chief Executive Officer

Charles Nixon, General Counsel

Vincent Cheuk, PricewaterhouseCoopers

Paul W. Boltz, Gibson, Dunn & Crutcher